[Evolution Petroleum Letterhead]

August 30, 2010

Via Facsimile (703) 813-6982 and EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-7010

Attention: Mr. Roger Schwall

Re:	Evolution Petroleum Corporation
Registration Statement on Form S-3
Filed on July 14, 2010, and amended on August 9, 2010
Commission File No. 333-168107 (the “Registration Statement”)

Ladies and Gentlemen:

Evolution Petroleum Corporation (the “Company) hereby requests, with respect to the above-captioned Registration Statement, that the effective date for the Registration Statement be accelerated so that it be declared effective at 10:00 a.m. Eastern Standard Time on September 1, 2010, or as soon thereafter as possible.

In making the request, the Company hereby acknowledges that: (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

EVOLUTION PETROLEUM CORPORATION

		By:	/s/ Sterling H. McDonald
Sterling H. McDonald
Vice President & Chief Financial Officer

cc:	Michael T. Larkin, Esq.
Adams and Reese LLP
Robert Herlin
Evolution Petroleum Corporation